MET INVESTORS SERIES TRUST

AMENDMENT NO. 6 TO THE INVESTMENT ADVISORY AGREEMENT

(Invesco Small Cap Growth Portfolio)

This Amendment No. 6 to the Investment Advisory Agreement (the “Agreement”) dated October 1, 2001, as amended January 1, 2005, August 11, 2005, November 1, 2006, May 1, 2009, and November 12, 2009, by and between Met Investors Advisory Corp. (a predecessor to MetLife Advisers, LLC) (the “Adviser”) and A I M Capital Management, Inc. (a predecessor to Invesco Advisers, Inc.) (the “Subadviser”), with respect to the Met/AIM Small Cap Growth Portfolio (now known as the Invesco Small Cap Growth Portfolio), a series of Met Investors Series Trust, is entered into effective the 1st day of January, 2012.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed-upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to change the Subadviser’s fee to the following:

Percentage of average daily net assets
Invesco Small Cap Growth Portfolio	0.55%

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 1st day of January, 2012.

METLIFE ADVISERS, LLC		INVESCO ADVISERS, INC.

By:	/s/ Jeffrey L. Bernier	By:	/s/ John S. Cooper
Name:	Jeffrey L. Bernier	Name:	John S. Cooper.
Title:	Senior Vice President	Title:	Senior Vice President